January 2014 Pricing Sheet dated January 17, 2014 relating to Preliminary Terms No. 81 dated January 9, 2014 Registration Statement No. 333-177923 Filed pursuant to Rule 433

Structured Investments

Opportunities in U.S. Equities

Contingent Income Auto-Callable Securities due January 20, 2017, with Step-Up Redemption Threshold Level Feature

Based on the Performance of the Common Stock of Bank of America Corporation
Principal at Risk Securities

PRICING TERMS — JANUARY 17, 2014
Issuer:	JPMorgan Chase & Co.
Underlying stock:	Common stock of Bank of America Corporation
Aggregate principal amount:	$15,653,750
Early redemption:	Notwithstanding anything to the contrary in product supplement no. MS-4-I, if, on any of the first eleven determination dates, the closing price of the underlying stock is greater than or equal to the then applicable redemption threshold level, the securities will be automatically redeemed for an early redemption payment on the first contingent payment date immediately following the related determination date.
Redemption threshold levels:	Determination dates: 1st, 2nd, 3rd and 4th 5th, 6th, 7th and 8th 9th, 10th and 11th

Applicable redemption threshold level:

$17.8605, which is equal to 105% of the initial stock price*

$18.711, which is equal to 110% of the initial stock price*

$19.5615, which is equal to 115% of the initial stock price*

* Subject to adjustment in the event of certain corporate events affecting the underlying stock
Early redemption payment:	The early redemption payment will be an amount equal to (i) the stated principal amount plus (ii) the contingent quarterly payment with respect to the related determination date.
Contingent quarterly payment:

•   If, on any determination date, the closing price or the final stock price, as applicable, is greater than or equal to the downside threshold level, we will pay a contingent quarterly payment of $0.2338 (2.3375% of the stated principal amount) per security on the related contingent payment date.

•   If, on any determination date, the closing price or the final stock price, as applicable, is less than the downside threshold level, no contingent quarterly payment will be made with respect to that determination date.

Determination dates:	April 17, 2014, July 17, 2014, October 17, 2014, January 20, 2015, April 17, 2015, July 17, 2015, October 19, 2015, January 19, 2016, April 18, 2016, July 18, 2016, October 17, 2016 and January 17, 2017, subject to postponement for non-trading days and certain market disruption events. We also refer to January 17, 2017 as the final determination date.
Contingent payment dates:	With respect to each determination date other than the final determination date, the third business day after the related determination date. The payment of the contingent quarterly payment, if any, with respect to the final determination date will be made on the maturity date.
Payment at maturity:	• If the final stock price is greater than or equal to the downside threshold level:	(i) the stated principal amount plus (ii) the contingent quarterly payment with respect to the final determination date
Payment at maturity:	• If the final stock price is less than the downside threshold level:	(i) the cash value or (ii) at our option, a number of shares of the underlying stock equal to the exchange ratio as of the final determination date
Cash value:	The amount in cash equal to the product of (a) $10 divided by the initial stock price and (b) the closing price of one share of the underlying stock on the valuation date, subject to adjustment in the event of certain corporate events affecting the underlying stock
Exchange ratio:	0.58789, which is the stated principal amount divided by the initial stock price, subject to adjustment in the event of certain corporate events affecting the underlying stock
Downside threshold level:	$13.608, which is equal to 80% of the initial stock price, subject to adjustment in the event of certain corporate events affecting the underlying stock
Initial stock price:	$17.01, which was the closing price of the underlying stock on the pricing date divided by the adjustment factor
Final stock price:	The closing price of the underlying stock on the final determination date
Adjustment factor:	1.0, subject to adjustment in the event of certain corporate events affecting the underlying stock
Stated principal amount:	$10 per security
Issue price:	$10 per security (see “Commissions and issue price” below)
Pricing date:	January 17, 2014
Original issue date (settlement date):	January 23, 2014
Maturity date:	January 20, 2017, subject to postponement in the event of certain market disruption events and as described under “Description of Securities — Payment at Maturity” in the accompanying product supplement no. MS-4-I
CUSIP/ISIN:	48127A286 / US48127A2868
Listing:	The securities will not be listed on any securities exchange.
Agent:	J.P. Morgan Securities LLC (“JPMS”)
Commissions and issue price:	Price to Public(1)	Fees and Commissions(2)	Proceeds to Issuer
Per security	$10.00	$0.225	$9.775
Total	$15,653,750.00	$352,209.38	$15,301,540.62

(1)	See “Additional Information about the Securities — Use of proceeds and hedging” in the accompanying preliminary terms for information about the components of the price to public of the securities.
(2)	JPMS, acting as agent for JPMorgan Chase & Co., will pay all of the selling commissions of $0.225 per $10 stated principal amount security it receives from us to Morgan Stanley Smith Barney LLC.. See “Underwriting (Conflicts of Interest)” beginning on page PS-63 of the accompanying product supplement no. MS-4-I.

The estimated value of the securities on the pricing date as determined by JPMS was $9.69 per $10 stated principal amount security. See “Additional Information about the Securities — JPMS’s estimated value of the securities” in the accompanying preliminary terms for additional information.

The securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

You should read this document together with the preliminary terms describing the offering, related product supplement no. MS-4-I, prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below. Please also see “Additional Information about the Securities” at the end of the accompanying preliminary terms.

Preliminary terms no. 81. dated January 9, 2014: http://www.sec.gov/Archives/edgar/data/19617/000089109214000204/e56910fwp.htm

Product supplement no. MS-4-I dated December 27, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211008357/e46666_424b2.pdf

Prospectus supplement dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007578/e46180_424b2.pdf

Prospectus dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007568/e46179_424b2.pdf

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free (800) 869-3326.